EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Washington Real Estate Investment Trust for the registration of 1,000,000 of its common shares of beneficial interest for purchase under its direct dividend reinvestment and share purchase plan and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements and schedules of Washington Real Estate Investment Trust and the effectiveness of internal control over financial reporting of Washington Real Estate Investment Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Mclean, Virginia

June 1, 2015